Filed Pursuant to Rule 433

Registration No. 333-139756

R.R. DONNELLEY & SONS COMPANY

8.600% NOTES DUE 2016

FINAL TERM SHEET

Dated: August 19, 2009

Issuer:	R.R. Donnelley & Sons Company

Size:	$350,000,000

Maturity:	August 15, 2016

Coupon (Interest Rate):	8.600%

Yield to Maturity:	8.875%

Spread to Benchmark Treasury:	T + 580.5 bps

Benchmark Treasury:	UST 3.25% due July 31, 2016

Benchmark Treasury Price:	101-3 3/4

Benchmark Treasury Yield:	3.070%

Interest Payment Dates:	February 15 and August 15 beginning on February 15, 2010

Redemption Provision:	Callable at the greater of par or the make-whole (Adjusted Treasury Rate plus 85 basis points)

Price to Public:	98.598%

Gross Proceeds:	$345,093,000

Expected Settlement Date:	It is expected that delivery of the notes will be made on or about August 26, 2009, which will be the fifth business day following the date of pricing of the notes, or “T+5.”

Joint Book-Running Managers:	Banc of America Securities LLC

J.P. Morgan Securities Inc.

Co-Managers:	Citigroup Global Markets Inc.

UBS Securities LLC

Wells Fargo Securities LLC

Loop Capital Markets, LLC

Mitsubishi UFJ Securities (USA), Inc.

U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free 1-800-294-1322 or by e-mailing a request to dg.prospectus_distribution@bofasecurities.com or by calling J.P. Morgan Securities Inc. at the following collect number: 1-212-834-4533.